

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 27, 2010

Mr. Mark J. Mize
Chief Financial Officer
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600
Houston, Texas 77002

> **Re: Petrohawk Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-33334**

Dear Mr. Mize:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 5

Overview, page 5

1.   You state that you continue to expand your leasehold position in resource-style natural gas plays within your core operating areas, particularly in the Haynesville, Bossier, and Eagle Ford Shales, and that you expect to continue to grow your

production and reserves predominately in resource-style, tight-gas areas. With a view towards disclosure, tell us, by category, your total costs per unit, including acreage costs, drilling costs, completion costs, stimulation costs, production costs, workover costs, transportation costs, taxes other than income tax, overhead, etc. Note that this is not the same as finding and development costs because those costs do not include the costs to develop many of the proved undeveloped reserves added in a given year. Additionally, please tell us the actual unit price necessary to break-even economically.

Oil and Natural Gas Reserves, page 7

2.   We note that the Board of Directors has established an independent committee to oversee the process of selection and engagement of the independent engineering firm. Please tell us whether the engineering firm reports directly to the committee or to an individual. Also, clarify what other role, if any, the committee has in accepting the reserves estimate prepared by the engineering firm. Finally, for each member of the committee, as well as any individuals to whom the firm reports at the company, provide the disclosure of qualifications required by Item 1202(a)(7) of Regulation S-K that form the basis for your statement that they "have experience in energy company reserve evaluations."

3.   For the Haynesville Shale and the Eagle Ford Shale fields, please tell us the average well life you assume for reserve forecasting and the basis for that assumption. Please provide the type curve that you use to forecast the proved reserves for each field, the indicated estimated ultimate recovery based on that type curve, and how each type curve was derived. Please also include the decline factors such as the b factor and terminal decline rate for each curve, and explain how they were derived. Please tell us for each field the largest cumulative production from a well from that reservoir and how long each of those wells has been on production from the reservoir of interest.

4.   We note that you disclose the basis of the disclosure of equivalent cubic feet of natural gas. By footnote or otherwise, please clarify that this does not assume price equivalency and that, given price differentials, the price for a barrel of oil equivalent for natural gas may differ significantly from the price for a barrel of oil.

Oil and Natural Gas Operations, page 12

5.   You present that you drilled a total of 156.8 net productive exploratory wells and 0.2 non-productive exploratory wells. However, we could not find any disclosure concerning new discoveries that you made with these 156.8 net productive exploratory wells. Please provide us with a list of the 157 new field discoveries

or new reservoir discoveries, their locations, and the volumes of oil and gas these wells produced in 2009. Please see Rule 4-10(a)(13) of Regulation S-X.

6.   You state that you developed 15 BCFe of proved undeveloped reserves in 2009. This represents approximately 2% of your total proved undeveloped reserves at year end 2008 and less than 1% of your proved undeveloped reserves at year end 2009. Therefore, at this rate of development, it will take at least fifty years to develop all of your proved undeveloped reserves, assuming that no additional proved undeveloped reserves are added during that time. Tell us how this complies with Rule 4-10(a)(31)(ii) of Regulation S-X.   In this regard, we note your statement that your 2010 capital budget will focus on the development of non-proved reserves.

7.   Because your prior year's conversion rate of proved undeveloped to proved developed reserves was much lower than that necessary to convert all of your proved undeveloped reserves to proved developed reserves within five years, more history of your prior record of conversions is necessary as we believe this is material information to investors. Please expand your disclosure, either here or under Management's Discussion and Analysis, to include the amount of proved undeveloped reserves that were developed in each of the last three years. Please see Section V. of Securities Act Release 33-8995.

8.   You provide by state your developed and undeveloped acreage. However, you do not provide how many acres will be expiring in the next several years. Please see Item 1208(b) of Regulation S-K. Please revise your document as necessary. In this regard, we note your disclosure on page 23 indicating that a large portion of your Haynesville and Eagle Shale acreage is not held by production and may expire.

Risk Factors, page 21

Estimates of proved oil and natural gas reserves are uncertain…………page 25

9.   You state that estimates of proved undeveloped reserves are less certain than estimates of proved developed reserves. The SEC definition of proved reserves does not state that there is any less certainty in proved undeveloped reserves than proved developed reserves. Please revise your document to remove this statement. If you do not have the capital to develop any portion of your undeveloped reserves, do not believe you will achieve successful drilling results or do not think some of these reserves will be developed in a timely manner, please remove those quantities of reserves from your proved undeveloped reserves.

Supplemental Oil and Gas Information (Unaudited), page 102

Oil and Natural Gas Reserves, page 102

10.   You state that the revised SEC rules allowed you to realize a net increase of 961
        thousand barrels of oil and 810,575 million cubic feet of natural gas as proved
        reserves. In each of your major unconventional reserve areas, tell us how many
        locations away from a producing well you determined met the definition of
        proved reserves and the evidence that supports it. Please provide us with similar
        information for your conventional reserves. Please tell us if your reserve
        additions due to the revised SEC rules included factors other than reserves more
        than one location away from a producing well and, if so, describe these factors,
        tell us how much reserves were added, and explain why you believe they met the
        revised SEC definition of proved reserves.

11.   You state that you recognized additional proved undeveloped reserves totaling
        1,771 thousand barrels of oil and 1,115,334 million cubic feet of natural gas
        resulting from the application of reliable technologies in determining proved
        reserves. However, you do not indicate what those technologies were or why
        they are reliable. Please expand your disclosure to include in more detail the
        actual technologies utilized and why you believe they are reliable in the
        geological environment they were applied. In addition, disclose if you used any
        alternative methods and technologies instead of production flow tests in
        determining material amounts of proved reserves that you added in 2009 and why
        those methods or technologies are considered reliable in the geological
        environment they were used. Please tell us how many of your proved reserves
        were determined by these alternative methods and technologies.

12.   In addition, please tell us if you used any technologies other than open-hole logs
        to determine gas-oil or oil-water contacts in determining material amounts of
        proved reserves that you added in 2009. If so, please tell us the amount of
        reserves and why those methods or technologies are considered reliable in the
        environment that they were used.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to
Proved Oil and Natural Gas Reserves, page 106

13.   We note you include 'Development costs incurred' as a source of change in the
        standardized measure and that these amounts equate to that presented in your
        costs incurred for the year table on page 105. Based on these identical amounts,
        please tell us how the amounts reflected in your aggregate changes presentation
        complies with FASB ASC 932-235-50-35(g), which requires disclosure of

previously estimated development costs incurred during the period. See also ASU 2010-3, Example 6.

Exhibit 99.1

14.   Advise us of what constitutes the assumptions that are to be disclosed pursuant Item 1202(a)(8)(iv) and (v) of Regulation S-K.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director